Exhibit 99.1

Valens Semiconductor Reports First Quarter 2022 Results

Strong Start to 2022 with Record Quarterly Revenue Driven by Solid Demand Across All Markets

HOD HASHARON, ISRAEL, May 11, 2022 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video markets, today reported financial results for the first quarter ended March 31, 2022.

“In the first quarter of 2022, Valens Semiconductor reported the company’s highest ever quarterly revenues of $21.6 million, up 62% from Q1 2021, as we delivered on strong demand from customers in our audio-video and automotive markets,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “Interest for our market leading audio-video solutions continues to build across all geographic regions and is expanding into new applications within multiple verticals – corporate, education, government, industrial, and medical. In our emerging automotive segment, we continue to make inroads as Valens continues to grow its automotive revenues, and we are receiving positive feedback from prospective customers and partners evaluating our next generation MIPI A-PHY compliant VA7000 chipset. Since December 2021, we have been shipping engineering samples to a growing number of automotive OEMs, Tier 1s and Tier 2 partners. With our automotive product portfolio of the non-symmetric VA7000 chipset and the symmetric VA6000 chipset family, installed in vehicles today, Valens Semiconductor is a one-stop-shop for in-vehicle wired high-speed connectivity required by OEMs.

“As a result of the better than anticipated start to 2022 and our outlook for the rest of the year, we are raising our full year 2022 guidance. Our continued success and ability to capitalize on the significant secular growth trends in both our served automotive and audio-video markets demonstrate once again why we believe Valens is well-positioned to create long-term value for our stakeholders.”

Key Financial and Business Highlights

•	Record quarterly revenues of $21.6 million, up 61.8% from Q1 2021 and up 4.3% from Q4 2021

•	Q1 2022 GAAP gross margin was 71.4% compared to 71.3% in Q1 2021 (non-GAAP gross margin was 72.1% compared to 71.8% in Q1 2021)

•	Q1 2022 GAAP Net Loss was $(5.1) million, better than the $(6.4) million in Q1 2021, and Adjusted EBITDA loss in the first quarter was $(4.1) million, compared with $(4.3) million in Q1 2021

•	Automotive:

–	Increased the number of OEMs, Tier 1s and Tier 2s evaluating the company’s MIPI A-PHY VA7000 chipset to more than 30, doubling OEMs to eight

–	Announced partnership with OMNIVISION, a leading Tier 2 supplier for in-vehicle camera sensors, for a MIPI A-PHY compliant camera solution for Advanced Driver-Assistance Systems (ADAS) applications

•	Audio-video:

–	Joined the Logitech Collaboration Program to develop a solution using Valens technology and products in Logitech’s USB peripheral suite of products for both onsite and remote hybrid settings, e.g., in classrooms and corporate meeting rooms

–	Increased demand for the Stello VS3000, Valens’ newest audio-video product family, with leading audio-video manufacturers embedding it in additional products, addressing various end-markets

•	Met all demand from customers, in a severely supply constrained environment

•	Strong balance sheet with $165.5 million in cash, cash equivalents and short-term deposits as of March 31, 2022

Second Quarter and Full Year 2022 Outlook

“Q1 was a strong start to the year, positioning us for a better than originally anticipated 2022,” said Dror Heldenberg, CFO of Valens Semiconductor.

“Valens is introducing second quarter 2022 guidance. Revenue is expected to range between $21.6 million and $22.0 million. Gross margins are expected to range between 66.3% and 67.3%, and Adjusted EBITDA loss is expected to be in the range of $(9.8) million to $(8.8) million.

“We are also raising our revenue, gross margin and Adjusted EBITDA guidance for the full year 2022. The company now expects revenue to range between $86.5 million and $88.0 million, up from a range of between $83.0 million and $85.0 million. Most of this increase is attributed to audio-video, while also essentially doubling the automotive revenue from the full year 2021. Gross margins are expected to range between 66.0% and 67.3%, and Adjusted EBITDA loss is expected to be in the range of $(37.2) million to $(35.5) million,” concluded Heldenberg.

Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens will host a conference call today, Wednesday, May 11, 2022, at 8:30 a.m. Eastern Time (ET) to discuss its first quarter 2022 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 642-5032 (U.S.), 0 (800) 917-5108 (UK), 03 918 0609 (Israel) or +972 3 918 0609 (all other locations).

A live webcast of the conference call will be available via the investor relations section of Valens’ website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens’ website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the anticipated transaction and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; failure to realize the anticipated benefits of the business combination; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Valens’ ability to manage future growth; Valens’ ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to them; the effects of competition on Valens’ future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the effects of health epidemics, such as the recent global COVID-19 pandemic, have had and could in the future have on Valens’ revenue, its employees and results of operations; the cyclicality of the semiconductor industry; Valens’ ability to adjust its supply chain volume due to changing market conditions or failure to estimate its customers’ demand, including during any downturn in the automotive or audio-video markets; disruptions in relationships with any one of Valens’ key customers; difficulty selling products if customers do not design Valens products into their product offerings; Valens’ dependence on winning selection processes and ability to generate timely or sufficient net sales or margins from those wins; political conditions in Israel; and those factors discussed in Valens’ annual report on Form 20-F filed with the SEC on March 2, 2022 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Automotive and Audio-Video industries. Valens’ HDBaseT technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in-vehicle connectivity. For more, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenues	21,620	13,364
Gross Profit	15,440	9,532
Gross Margin	71.4%	71.3%
Net loss	(5,050)	(6,376)
Cash, cash equivalents and short-term deposits[1]	165,522	57,564
Net cash used in operating activities	(8,403)	(3,208)
Non-GAAP Financial Data
Non-GAAP Gross Margin[2]	72.1%	71.8%
Adjusted EBITDA[3]	(4,086)	(4,303)
Loss per share[4] (in U.S. Dollars)	(0.02)	(0.42)

1 As of the last day of the period.

2 GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended March 31, 2022, and 2021, share-based compensation and depreciation expenses were $140 thousand and $57 thousand respectively.

3 Adjusted EBITDA is defined as net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.

4 See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2022	2021

REVENUES	21,620	13,364
COST OF REVENUES	(6,180)	(3,832)
GROSS PROFIT	15,440	9,532
OPERATING EXPENSES:
Research and development expenses	(14,127)	(10,398)
Sales and marketing expenses	(4,209)	(3,110)
General and administrative expenses	(4,301)	(2,178)
TOTAL OPERATING EXPENSES	(22,637)	(15,686)
OPERATING LOSS	(7,197)	(6,154)
Change in fair value of Forfeiture Shares	2,604	-
Financial expenses, net	(115)	(167)
LOSS BEFORE INCOME TAXES	(4,708)	(6,321)
INCOME TAXES	(346)	(55)
LOSS AFTER INCOME TAXES	(5,054)	(6,376)
Equity in earnings of investee	4	-
NET LOSS	(5,050)	(6,376)
EARNINGS PER SHARE DATA: BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[5] (in U.S. Dollars)	(0.05)	(0.93)
WEIGHTED AVERAGE NUMBER OF SHARES
USED IN CALCULATION OF NET LOSS PER ORDINARY	97,150,054	10,834,415

5 See note 4.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

(Unaudited)

ASSETS	March 31, 2022	December 31, 2021
CURRENT ASSETS Cash and cash equivalents	44,994	56,791
Short-term deposits	120,528	117,568
Trade accounts receivable	10,213	7,095
Inventories	12,466	9,322
Prepaid expenses and other current assets	7,737	8,255
TOTAL CURRENT ASSETS	195,938	199,031
LONG-TERM ASSETS:
Property and equipment, net	2,791	2,741
Operating lease right-of-use asset[6]	4,729	-
Other assets	724	828
TOTAL LONG-TERM ASSETS	8,244	3,569
TOTAL ASSETS	204,182	202,600

LIABILITIES AND EQUITY CURRENT LIABILITIES[7]	19,442	15,699
LONG-TERM LIABILITIES:
Forfeiture shares	2,054	4,658
Non-current operating leases[8]	2,648	-
Other long-term liabilities	46	46
TOTAL LONG-TERM LIABILITIES	4,748	4,704
TOTAL LIABILITIES	24,190	20,403

SHAREHOLDERS’ EQUITY	179,992	182,197
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	204,182	202,600

6 As of January 1, 2022, the company has implemented the FASB ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e., lessees and lessors).

7 Includes $2,000 thousand of current maturities of operating leases; see footnote 6.

8 See footnote 6.

 VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
CASH FLOW FROM OPERATING ACTIVITIES	2022	2021

Net loss for the period	(5,050)	(6,376)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	320	256
Stock-based compensation	2,791	1,595
Exchange rate differences	471	314
Interest from short-term deposits	(163)	182
Change in fair value of forfeiture shares	(2,604)	-
Changes in operating assets and liabilities:
Operating lease right of use asset	420	-
Operating lease liabilities	(501)	-
Trade accounts receivable	(3,118)	3,242
Prepaid expenses and other current assets	518	(1,130)
Inventories	(3,144)	(789)
Long-term assets	104	(5)
Current liabilities	1,553	(490)
Other long-term liabilities	-	(7)
Net cash used in operating activities	(8,403)	(3,208)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(18,252)	-
Maturities of short-term deposits	15,500	17,000
Purchase of property and equipment	(180)	(378)
Net cash provided by (used in) investing activities	(2,932)	16,622
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	54	76
Net cash provided by financing activities	54	76
Effect of exchange rate changes on cash and cash equivalents	(516)	(314)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,797)	13,176
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	56,791	26,316
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	44,994	39,492

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	56	77
NON-CASH ACTIVITY
Trade accounts payable on account of property and equipment	190	-
Operating lease liabilities arising from obtaining operating right-of-use assets	246	-

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

(Unaudited)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended March 31,
	2022	2021

Net loss	(5,050)	(6,376)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(2,604)	-
Financial expense, net	115	167
Income taxes	346	55
Equity in earnings of investee	(4)	-
Depreciation	320	256
Share-based compensation expenses	2,791	1,595
Adjusted EBITDA	(4,086)	(4,303)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP Tables

(U.S. Dollars in thousands)

(Unaudited)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended March 31,
GAAP Loss per Share	2022	2021

GAAP Net Loss	(5,050)	(6,376)
Adjusted to include the following:
Accrued dividend related to Preferred Shares	-	(3,691)
Total Loss used for computing Loss per Share	(5,050)	(10,067)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	(0.05)	(0.93)
Weighted average number of shares used in calculation of net loss per share	97,150,054	10,834,415

	Three Months Ended March 31,
Non-GAAP Loss per Share	2022	2021

GAAP Net loss	(5,050)	(6,376)
Adjusted to exclude the following:
Stock based compensation	2,791	1,595
Depreciation	320	256
Total Loss used for computing Loss per Share	(1,939)	(4,525)
Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	(0.02)	(0.42)
Weighted average number of shares used in calculation of net loss per share	97,150,054	10,834,415

For more information, please contact:

Daphna Golden, VP Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor